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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                            COVENANT TRANSPORT, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)


                                   22284P105
                                 (CUSIP Number)


                                December 31, 2001
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                                              22284P105

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Clyde M. Fuller
    I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [ ]

    (b)  [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
                   5.  Sole Voting Power                              1,550,166*
Number of          -------------------------------------------------------------
Shares             6.  Shared Voting Power                                     0
Beneficially       -------------------------------------------------------------
Owned by           7.  Sole Dispositive Power                         1,550,166*
Each               -------------------------------------------------------------
Reporting          8.  Shared Dispositive Power                                0
Person With
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,550,166*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                     11.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

* Covenant Transport has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mr. Fuller controls stock possessing 9.5% of the voting power of all outstanding Covenant stock. Share amount includes 1,511,000 shares of Class A Common Stock and 25,000, 7,500, and 6,666 shares of Class A Common Stock that Mr. Fuller does not yet own, but with respect to which Mr. Fuller has options that are currently exercisable to purchase for $15.25, $12.375, and $8.00 per share, respectively. Mr. Fuller owns no additional options to purchase that are exercisable within sixty days.

Item 1.
         (a)  Name of Issuer                            Covenant Transport, Inc.
         (b)  Address of Issuer's Principal
              Executive Offices                           400 Birmingham Highway
                                                          Chattanooga, TN  37419

Item 2.
         (a)  Name of Person Filing                              Clyde M. Fuller
         (b)  Address of Principal Business Office or,
              if none, Residence                          400 Birmingham Highway
                                                          Chattanooga, TN  37419
         (c)  Citizenship                               United States of America
         (d)  Title of Class of
              Securities         Class A Common Stock, par value $.01 per share*
         (e)  CUSIP No.                                                22284P105

Item 3.  If this statement is filed pursuant to
         Section 240.13d-1(b) or 240.13d-2(b) or (c),
         check whether the person filing is a:                               N/A

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a)  Amount beneficially owned:                              1,550,166*
                                                                 ---------------
         (b)  Percent of class:                                           11.1%*
                                                                 ---------------
         (c)  Number of shares as to which the person has:
                                                                 ---------------
              (i)   Sole power to vote or to direct the vote          1,550,166*
                                                                 ---------------
              (ii)  Shared power to vote or to direct the vote                 0
                                                                 ---------------
              (iii) Sole power to dispose or to direct the
                    disposition of                                    1,550,166*
                                                                 ---------------
              (iv)  Shared power to dispose or to direct the
                    disposition of                                             0
                                                                 ---------------

* Covenant Transport has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mr. Fuller controls stock possessing 9.5% of the voting power of all outstanding Covenant stock. Share amount includes 1,511,000 shares of Class A Common Stock and 25,000, 7,500, and 6,666 shares of Class A Common Stock that Mr. Fuller does not yet own, but with respect to which Mr. Fuller has options that are currently exercisable to purchase for $15.25, $12.375, and $8.00 per share, respectively. Mr. Fuller owns no additional options to purchase that are exercisable within sixty days.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person     N/A

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent
         Holding Company or Control Person                                   N/A

Item 8.  Identification and Classification of Members of the Group           N/A

Item 9.  Notice of Dissolution of Group                                      N/A

Item 10  Certifications                                                     N/A



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 2002
                                            ------------------------------------
                                                         Date



                                                   /s/ Clyde M. Fuller
                                            ------------------------------------
                                                        Signature
                                                     Clyde M. Fuller
                                            ------------------------------------
                                                       Name/Title